GAMMA SECURITIES LLC

(A wholly owned subsidiary of Gamma International Bank, Inc.)

FINANCIAL STATEMENTS

AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70195

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 AND ENDING 12/31/2025

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Gamma Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
- ☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

500 Calle de la Tanca Suite 305, Ochoa Building
(No. and Street)

San Juan	PR	00901
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Maria E De Jesus	787-957-3260	mdejesus@gammainternationalbank.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Driven PSC
(Name – if individual, state last, first, and middle name)

B7 Tabonuco	Guaynabo	PR	00968
(Address)	(City)	(State)	(Zip Code)

09/23/2021	6817
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Maria E De Jesus Carmona, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Gamma Securities, LLC, as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: FinOp

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

GAMMA SECURITIES LLC

(A wholly owned subsidiary of Gamma International Bank, Inc.)

CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
Gamma Securities LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Gamma Securities LLC (the "Company") as of December 31, 2025, the related income statement, statement of changes in member's equity, statement of cash flows for the year then ended, and the related notes to the financial statements. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

PO BOX 363343
San Juan Puerto Rico
00936-3343
T: (+1) 787 725 1500
www.drivenadvisors.com

To the Board of Directors and Member of
Gamma Securities LLC
Page 2

Auditors' Report on Supplemental Information

The Schedule I - Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II – Computation for Determination of the Reserve Requirement Pursuant to Rule 15c3-3 of the Securities and Exchange Commission and Schedule III – Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (the "Schedules") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2022.

Driven, P.S.C.

License No. 329 Expires December 1, 2027

Guaynabo, Puerto Rico

March 31, 2026




DPSC329-1771
GAMMA SECURITIES LLC

GAMMA SECURITIES LLC

(A wholly owned subsidiary of Gamma International Bank, Inc.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS

Cash	$	88,859
Restricted cash		51,630
Deposits with clearing broker - restricted (cash of $19,125 and a security with a fair value of $999,621)		1,018,746
Securities owned, at fair value, pledged as collateral for margin loan		41,444,308
Accrued interest receivable		826,712
Accounts receivable		12,500
Other assets		82,229
Total Assets	**$**	**43,524,984**

LIABILITIES AND MEMBER'S EQUITY

Borrowings under margin account	$	26,007,348
Accrued interest payable		814,469
Commissions payable		20,783
Accrued expenses and other liabilities		729,842
Due to affiliates		190,084
Total Liabilities		**27,762,526**
Paid-in capital		6,563,203
Retained earnings		9,199,255
Total Member's Equity		15,762,458
Total Liabilities and Member's Equity	**$**	**43,524,984**

GAMMA SECURITIES LLC

(A wholly owned subsidiary of Gamma International Bank, Inc.)

INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2025

REVENUES

Commissions	$	3,391,602
Interest income		2,681,536
Advisory fees		1,128,682
Net gain on securities owned		3,535,979
Other income		4,781
Total Revenues	$	**10,742,580**

EXPENSES

Interest expense	$	1,306,225
Salaries		1,070,168
Management fees		874,877
Commissions expense		663,036
Technology costs		611,049
Professional services		507,430
Execution and clearing fees		496,037
Travel expense		97,639
Regulatory fees		53,877
Other expenses		127,314
Total Expenses		**5,807,652**
Net Income	$	**4,934,928**

GAMMA SECURITIES LLC

(A wholly owned subsidiary of Gamma International Bank, Inc.)

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2025

	Paid-in Capital		Retained Earnings		Total
Balance December 31, 2024	$	5,108,900	$	8,305,631	$ 13,414,531
Earnings distributions		-		(2,587,001)	(2,587,001)
Non-cash reclassification from retained earnings to paid-in capital		1,454,303		(1,454,303)	-
Net Income		-		4,934,928	4,934,928
Balance December 31, 2025	$	6,563,203	$	9,199,255	$ 15,762,458

GAMMA SECURITIES LLC

(A wholly owned subsidiary of Gamma International Bank, Inc.)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2025

Cash flows from operating activities:

Net Income	$	4,934,928
Adjustments to reconcile net income to net cash used in operating activities:		
Net gain on securities owned		(3,535,979)
Purchases of investments		(165,503,232)
Redemptions and maturity of investments		6,753,000
Proceeds from sale of investments		155,403,593
Changes in assets and liabilities that increase/(decrease) cash:		
Accrued interest receivable		(35,966)
Receivables from broker-dealers		94,810
Other assets		61,442
Accounts receivable		(7,984)
Due to affiliates		(125,661)
Accrued expenses and other liabilities		568,361
Accrued interest payable		685,975
Commissions payable		(42,971)
Total adjustments		**(5,684,612)**
Net cash used in operating activities	**$**	**(749,684)**
Cash flows from financing activities:		
Margin loan advances, net of repayments of $38,620,316		3,284,182
Earnings distributions		(2,587,001)
Net cash provided by financing activities		**697,181**
Net decrease in cash and restricted cash for the year	$	(52,503)
Cash and restricted cash at beginning of the year		**212,117**
Cash and restricted cash at end of the year	**$**	**159,614**

GAMMA SECURITIES LLC

(A wholly owned subsidiary of Gamma International Bank, Inc.)

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2025

1. GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Ownership

Gamma Securities LLC (hereinafter "GS" or the "Company") is a wholly owned subsidiary of Gamma International Bank, Inc. (hereinafter the "Bank" or "Parent") which in turn is a majority owned subsidiary of Pinecrest Holdings, S.A., registered in Panama.

Nature of Business

GS was registered to do business in Puerto Rico, on June 25, 2018, to engage in and carry on a general securities brokerage, investment, and financial consulting business. Effective April 9, 2021, GS converted from a Corporation to a Limited Liability Company in a tax-free reorganization.

On January 28, 2022, GS registered with the Securities and Exchange Commission ("SEC") and was granted Financial Industry Regulatory Authority ("FINRA") membership as an introducing broker-dealer and government securities broker or dealer. Thereafter, on February 2, 2022, GS was granted its license to operate in Puerto Rico by the Puerto Rico Office of the Commissioner of Financial Institutions (OCIF, as its Spanish acronym). Business operations began in April 2022. GS operates as a fully disclosed introducing broker-dealer and clears all customer transactions through Pershing LLC under a fully disclosed clearing agreement.

Accounting Policies

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP). The following is a summary of the significant accounting policies followed by GS.

The accounting policies and reporting practices of GS conform to the predominant practices in the securities industry and are based on U.S. GAAP.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

Cash and restricted cash

Cash and restricted cash represent cash balances held in bank accounts. Restricted cash includes amounts that are not available for immediate use due to contractual or regulatory restrictions. The Company monitors the nature of such restrictions and classifies restricted cash separately when the restrictions are substantive.

GS operates under the exemption provided by SEC Rule 15c3-3(k)(2)(ii) as it introduces customer accounts on a fully disclosed basis and has classified as restricted certain cash balances that are not available for use in its operations.

GS considers deposit on its FINRA Flex Fund account and Pershing LLC cash balance on clearing deposit to be restricted cash.

Advances from the member, repayment of borrowing, dividend payments and other equity withdrawals are subject to certain notifications and other provisions of Rule 15c3-1 and other regulatory bodies.

Securities Owned

Securities are recorded at fair value in accordance with ASC 820, Fair Value Measurements. Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered for the account and risk of the Company are recorded on a trade-date basis. Securities owned are carried at fair value with changes in fair value recorded in earnings.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Borrowings under margin accounts

Borrowings under margin accounts represent amounts borrowed from financial institutions and broker-dealers and are collateralized by securities held by the Company. These borrowings are recorded at the principal amount outstanding. Interest expense is recognized using the effective interest method and is accrued based on the applicable variable interest rates in effect during the period.

The margin borrowings are subject to maintenance margin requirements and may be increased or reduced based on changes in the fair value of the underlying collateral. The Company's margin arrangements permit the lender to demand additional collateral or repayment at any time based on market conditions. Borrowings under margin accounts are considered as current liabilities, as they are payable on demand.

Concentration of Credit Risk and Other Dependencies

Financial instruments that potentially expose the Company to a certain concentration of credit risk include cash in bank accounts. The Company maintains accounts at high quality financial institutions.

While the Company attempts to limit any financial exposure, its deposit balance may, at times, exceed federally insured limits. As of December 31, 2025, the Company had no unsecured deposits.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to credit risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. Management believes that the above concentration of credit risk does not represent a material risk of loss with respect to the Company's financial position as of December 31, 2025.

The Company may also be exposed to concentration risk associated with investments in sovereign debt securities, including U.S. and foreign government obligations. Sovereign debt securities represent a 96% of the investment portfolio. Such investments are subject to factors specific to the issuing government, including economic conditions, fiscal policy, and creditworthiness. Management evaluates sovereign exposure as part of its overall risk management process and believes that any concentrations as of December 31, 2025 are consistent with the Company's investment objectives and risk tolerance.

The Company is subject to market risk, which represents the potential for losses resulting from adverse changes in market prices, including interest rates and credit spreads. Interest rate risk arises primarily from changes in interest rates that may affect the fair value of debt securities held by the Company. The Company manages interest rate exposure through diversification of maturities and ongoing monitoring of market conditions. Liquidity risk represents the risk that the Company may be unable to meet its financial obligations as they become due. Management believes that existing cash resources and access to liquid assets are sufficient to meet the Company's current and anticipated liquidity needs.

The Company has exposure to catastrophe losses in Puerto Rico. These catastrophes can be caused by various events, including hurricanes, floods and earthquakes and the incidence and severity of catastrophes are inherently unpredictable. The extent of losses from a catastrophe is a function of both the total amount of insured exposure in the area affected by the event and the severity of the event. Most catastrophes are restricted to certain areas within Puerto Rico; however, hurricanes and earthquakes may produce significant damage in large, heavily populated areas. The Company generally seeks to reduce its exposure to catastrophes through individual risk selection and the purchase of insurance.

Current Expected Credit Losses (CECL)

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis in accordance with FASB ASC 326-20, Financial Instruments — Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that adjusts the asset's amortized cost basis. Changes in the allowance for credit losses are reported in Credit Loss expense.

The Company's receivables from broker-dealers and clearing organizations include amounts receivable from unsettled trades, including amounts related to receivable for securities failed to deliver, accrued interest receivables and cash deposits. A portion of the Company's trades and contracts are cleared through a clearing organization and settled daily between the clearing organization and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties. As of December 31, 2025, there were no credit losses recorded in the accompanying statement of income.

Revenues from contracts with customers

The Revenue from contracts with customers includes commission income and fees from investment banking. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

Advisory fees

The Company provides investment banking advisory services, including, but not limited to, advisory services related to equity offerings, debt offerings, and debt restructurings. Revenue from advisory arrangements is recognized in accordance with ASC 606, Revenue from Contracts with Customers, generally at a point in time when the underlying transaction closes or the arrangement is terminated and no further performance obligations remain. Fees received in advance of the satisfaction of performance obligations, including retainers, are recorded as contract liabilities. As of December 31, 2025, the Company had no material contract assets or contract liabilities related to advisory fee arrangements.

A significant portion of the Company's advisory fees is success-based and therefore represents variable consideration under ASC 606. Success-based advisory fees typically include fees calculated as a percentage of transaction value or proceeds, such as equity or debt issuance amounts.

The Company estimates variable consideration at contract inception and updates the estimate each reporting period. The amount of variable consideration included in the transaction price is constrained to the extent that it is probable that a significant reversal of cumulative revenue recognized will not occur when the associated uncertainty is resolved, in accordance with the guidance in ASC 606-10-32.

Any portion of variable consideration that does not meet this criterion is excluded from the transaction price until the uncertainty is resolved, which generally occurs upon the successful closing of the underlying transaction or termination of the advisory arrangement.

Regulatory matters

GS is subject to various regulatory capital requirements imposed by the local and federal banking agencies. Failure to meet minimum capital requirements can lead to certain mandatory and additional discretionary actions by regulators that, if undertaken, could have a direct material effect on GS's financial statements.

GS' capital, as an authorized member shall have, and always maintain, net capital levels as defined in SEC's Rule 15c3-1, plus any additional requirements that may be established by regulators.

GS is authorized to conduct the following types of businesses:

- Broker or dealer retailing corporate equity securities over the counter
- Broker or dealer selling corporate debt securities
- Mutual fund retailer
- U.S. government securities broker
- Put and call broker or dealer or option writer
- Trading securities for own account
- Private placements of securities
- Other - applicant will affect transactions in structured notes

GS does not execute transactions in commodities, commodity futures, or commodity options, nor engage in other non-securities business.

Income Tax

GS treated as a pass-through entity for income tax purposes. Income generated by GS is reported in the Parent's income tax return.

The Company follows the accounting standard on accounting for uncertain income tax positions. As a result, management assessed whether there were any uncertain tax positions which may give rise to income tax liabilities and determined that there were no such matters requiring recognition in the accompanying financial statements.

In Puerto Rico, the Company's income tax returns are subject to audit for a period of four years after filing. The Company is subject to examination beginning tax year 2021.

2. SUPPLEMENTAL CASH FLOWS INFORMATION

Cash and restricted cash as presented in the Statement of Cash Flows for the year ended December 31, 2025, were as follows:

	Amount
Cash	$ 88,859
Restricted cash	51,630
Deposits with clearing broker - restricted	19,125
	$ 159,614
Cash paid for interest	$ 363,262
Non-cash reclassification from retained earnings to paid-in capital	$ 1,454,303

3. TRANSACTIONS WITH RELATED PARTIES

GS considers its Parent, and entities under common control, including Gamma Asset Management LLC, to be related parties in accordance with ASC Topic 850.

The Company receives funding from the Parent, primarily to cover expenses that are shared among affiliated entities in accordance with a cost-sharing (sharing) agreement. These amounts are advanced by the parent to fund the Company's portion of shared operating costs.

As of December 31, 2025, the Company recorded related party payables amounted to $190,084, which is included in due to affiliate line on the balance sheet.

The amounts due to affiliates are unsecured, non-interest bearing, and do not have a fixed repayment schedule. Although there are no contractual repayment terms, such balances are typically settled in cash within the same fiscal quarter in which the costs are incurred or shortly thereafter, in the ordinary course of business.

On January 28, 2022, the Company entered into a Master Service Agreement (the "Agreement") with the Parent, pursuant to which the parent company provides shared administrative, operational, and finance services to the Company. The services provided under this Agreement support the Company's day-to-day operations and are allocated among the affiliated entities based on internally established cost-sharing methodologies, rather than market-based pricing.

For the year ended December 31, 2025, total charges under the agreement amounted to $874,877, which are included in the management fees caption in the accompanying Income Statement and was composed of the following.

	Amount
Rent	$ 26,785
Wages and professional services expense	848,092
	$ 874,877

The Company provided financial advisory and structuring services to a related party under common ownership. During 2025, the Company acted as financial advisor to the related party in connection with a bond restructuring and new issuance transaction, providing structuring advisory, evaluation of the issuance amount, negotiation and execution support, and overall transaction. In consideration for these services, the Company earned an advisory fee equal to 1.00% of the DOP 4,000,000,000 issuance amount, which, based on the applicable USD/DOP exchange rate at closing, resulted in advisory revenue of approximately $645,682 recognized in 2025, and included in the advisory fee line item in the accompanying income statement. The fee was denominated and payable in U.S. dollars, once the transaction was completed services were billed and collected.

4. **MEMBER'S EQUITY**

In March 2025, the Company declared a non-cash distribution to its Parent totaling $1,454,303. Concurrently, the Parent contributed the same amount back to the Company as additional paid-in capital. As no cash or other assets were transferred, the transaction was recorded as a reclassification within equity, reducing retained earnings and increasing additional paid-in capital.

This transaction was executed as part of a capitalization plan of the Parent in order to comply with new minimum paid-in capital requirements applicable to the bank as an International Financial Entities ("IFEs") pursuant to Act No. 44-2024, which amended Act No. 273 and require IFEs to increase their paid-in capital in a staggered manner up to $10,000,000 in accordance with a capitalization plan approved by the Office of the Commissioner of Financial Institutions ("OCFI").

5. **CLEARING AGREEMENT**

In June 2025, the Company entered into a clearing agreement with Pershing LLC ("Pershing"), Under this arrangement, customer accounts are carried by Pershing, and they are responsible for trade execution, clearing and settlement, custody of customer securities, margin processing, and related recordkeeping functions. Customer cash and securities are maintained by Pershing in accordance with applicable regulatory requirements therefore the Company does not maintain custody of customer funds or securities. The Company operates under an exemption from the customer protection requirements of SEC Rule 15c3-3. The clearing agreement requires the Company to maintain a $1,000,000 clearing deposit, which is returnable within 30 days of termination of the agreement, and either party may terminate the agreement upon 30 days written notice without an early termination fee.

As of December 31, 2025, the clearing deposit consisted of $19,125 of restricted cash and $999,621 invested in a U.S. Treasury Bill, which are included in the "Deposits with clearing broker – restricted cash" caption in the accompanying Statement of Financial Condition.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $100,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 15 to 1. At December 31, 2025, the Company had a net capital of $2,901,175, which was $2,801,175 in excess of its required net capital of $100,000. The Company's net capital ratio was .33 to 1. Refer to Schedule I for the underlying computations.

7. SECURITIES OWNED

Securities owned at fair value as of December 31,2025 were composed as follow:

Securities	Fair Value at 12-31-2025
Dominican Republic Sovereign Bonds	$ 11,221,044
El Salvador Sovereign Bonds	11,693,391
Colombia Sovereign Bonds	7,260,792
Panama Sovereign Bonds	7,999,318
Brazil Sovereign Bonds	1,487,993
Convertible note private security	396,060
US Corporate Stock	763,070
U.S Treasury Bill	622,640
	$ 41,444,308

For the year ended December 31, 2025, the Company reported net gains on securities owned of $3,535,979 which consist of realized gains of $2,917,024 and unrealized gains of $618,955. These securities serve as collateral for borrowing under margin accounts.

The Company entered into an advisory services agreement with Perimeter Acquisition Corp. in connection with the SPAC's capital markets activities. The advisory services constituted a single performance obligation, which was satisfied at a point in time upon completion of the services. As the services were fully performed during the period and the consideration was fixed and determinable, the Company recognized revenue of $483,000 upon delivery of the advisory services, at which time the Company had no remaining performance obligations.

Following completion of the advisory services, the related receivable was not settled in cash. Instead, the parties agreed to settle the receivable through the issuance of a promissory note with a principal amount of $483,000, reflecting the agreed-upon value of the services rendered and intended to fund the SPAC's working capital needs. The form of settlement did not impact the timing or amount of revenue recognized, as the performance obligation had been satisfied prior to the issuance of the promissory note.

The promissory note, dated June 21, 2025, is non-interest bearing and is payable upon the earlier of the completion of the SPAC's initial business combination or its liquidation. The note may be converted, at the Company's option, into Working Capital Units at a conversion price of $10.00 per unit on terms consistent with those issued in the sponsor's private placement. Repayment of the note is limited to funds available outside of the SPAC's trust account, and the Company has waived any claim to amounts held in trust.

As the promissory note does not have a readily observable market price, the Company measured the instrument at fair value in accordance with ASC 820 using an income approach based on a probability-weighted expected return method (PWERM). The valuation incorporates significant unobservable inputs and is therefore classified as a Level 3 fair value measurement. Key assumptions considered in the valuation include the SPAC's financial condition, progress toward completing a business combination, regulatory and execution risks, and other issuer-specific factors. Based on this analysis, management estimated an 82% probability of realization. Applying this probability to the $483,000 principal amount resulted in an estimated fair value of $396,060, and a valuation adjustment of $86,940 was recognized as part of the net gain on securities owned in the income statement. The fair value of the promissory note will be reassessed in future periods based on updated facts and circumstances.

8. BORROWINGS UNDER MARGIN ACCOUNT

As of December 31, 2025, GS had total borrowings of $26,007,348, comprised of three margin loan accounts. The first account had a balance of $25,822,802, bearing a variable interest rate of 5.01%, the second account had a balance of $929 bearing a variable rate of 5.01% and the third account had a balance of $183,617 bearing an interest of 3.48%. Interest rates are of the first two loans are subject to changes in the Federal Funds Rate and varied between 5.01% and 6.25%. Securities owned amounting to $41,444,308 are pledged as collateral for these borrowings.

9. FAIR VALUE MEASUREMENTS

Fair value represents the amount that would be received to sell an asset or that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

• Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

• Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

• Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows:

U.S. Government Securities - U.S. government securities are valued using quoted market prices. Valuation adjustments are not applied. Accordingly, U.S. government securities are generally categorized in level 1 of the fair value hierarchy.

Foreign Government and Corporate Debt Securities - The fair values of these securities are obtained from third-party pricing service providers that use a pricing methodology based on an active exchange market and quoted market prices for similar securities. These securities are classified as Level 2.

Corporate stocks – US corporate stocks are valued using quoted market prices. Valuation adjustments are not applied. Accordingly, U.S. corporate stocks are generally categorized in level 1 of the fair value hierarchy.

Promissory note – The promissory note represents a debt instrument issued by a private company. Fair value is estimated using an income approach based on a probability-weighted expected return method (PWERM), which models potential settlement outcomes of the promissory note. The valuation incorporates significant unobservable inputs, including expected cash flows, probabilities of settlement scenarios, and an appropriate discount rate. Accordingly, the promissory note is classified as Level 3 of the fair value hierarchy.

Because the fair value of the promissory note is based on significant unobservable inputs, including the probability of a successful business combination and the expected timing of settlement, changes in these assumptions could materially affect the reported fair value. Higher estimated probabilities of completion or shorter expected settlement periods would generally increase the fair value, while lower probabilities or longer expected horizons would decrease the fair value.

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis at December 31, 2025:

Description	TOTAL	QUOTED MARKET PRICE FOR ASSETS LEVEL 1	SIGNIFICANT OTHER OBSERVABLE INPUTS LEVEL 2	SIGNIFICANT UNOBSERVABLE LEVEL 3
Dominican Republic Sovereign Bonds	$ 11,221,044	$ -	$ 11,221,044	$ -
El Salvador Sovereign Bonds	11,693,391	-	11,693,391	-
Colombia Sovereign Bonds	7,260,792	-	7,260,792	-
Panama Sovereign Bonds	7,999,318	-	7,999,318	-
Brazil Sovereign Bonds	1,487,993	-	1,487,993	-
Convertible note private security	396,060	-	-	396,060
US Corporate Stock	763,070	763,070	-	-
U.S. Treasury Bill	1,622,260	1,622,260	-	-
	$ 42,443,928	$ 2,385,330	$ 39,662,538	$ 396,060

The following table presents changes in the Company's Level 3 fair value measurements during the year ended December 31, 2025.

	Beginning Balance	In-kind purchase of investment	Unrealized loss	Ending Balance
Convertible note private security	$ -	$ 483,000	$ (86,940)	$ 396,060
	$ -	$ 483,000	$ (86,940)	$ 396,060

There were no transfers in or out of Level 3 during the year ended December 31, 2025.

The following table presents the valuation techniques and significant unobservable inputs used in the fair value measurement of assets categorized within Level 3 of the fair value hierarchy as of December 31, 2025.

Quantitative information about level 3 Fair Value Measurement

	Fair Value (USD)	Valuation Technique	Significant Unobservable Inputs	Range / Key Assumptions
Convertible note private security	$ 396,060	Probability-weighted expectation model	Probability of successful business combination %	82% (82%)

10. SEGMENT REPORTING

The Company operates as a single operating and reportable segment. The Chief Executive Officer, who serves as the Company's Chief Operating Decision Maker (CODM), manages the business as an integrated platform and evaluates financial performance on a consolidated basis, primarily using total revenues, expenses, and operating income.

Although the Company generates revenues from different activities, including commissions from riskless principal transactions, investment banking advisory services, and interest income, these activities are not managed as separate operating segments. The CODM does not regularly review discrete financial information for these activities for purposes of resource allocation or performance assessment. Accordingly, the Company has determined that it has one operating segment under ASC 280, Segment Reporting.

The accounting policies used to measure segment revenues and operating results are consistent with those applied in the financial statements prepared in accordance with U.S. GAAP. As the Company has a single reportable segment, the segment financial information is consistent with the financial statements, and no reconciliation of segment totals to amounts is required.

11. SUBSEQUENT EVENTS

On February 10, 2026, GS approved a distribution of earnings to its Parent in the amount of $100,000. The distribution was completed on February 13, 2026. On February 20, 2026, GS approved a distribution of earnings to its Parent in the amount of $180,000. The distribution was completed on February 26, 2026. On March 11, 2026, GS approved a distribution of earnings to its Parent in the amount of $120,000. The distribution was completed on March 12, 2026.

The Company has evaluated subsequent events through March 31, 2026, the date on which the financial statements were available to be issued and has determined that other than the previously described events, no other events required disclosure in or adjustments to the accompanying financial statements.

GAMMA SECURITIES LLC

(A wholly owned subsidiary of Gamma International Bank, Inc.)

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

YEAR ENDED DECEMBER 31, 2025

Net capital:

Total member's equity		15,762,458
Deduct nonallowable assets:		
Other Assets		(1,408,544)
Excess Clearing Deposit		(18,747)
Tentative Net Capital		14,335,167
Haircuts:		
Debt securities		(7,414,108)
Other Securities		(137,325)
Undue Concentration		(3,882,559)
Net capital		2,901,175
Aggregate indebtedness:		
Due to affiliates	$	190,084
Accrued expenses and other liabilities		729,842
Commissions payable		20,783
	$	940,709
Ratio of aggregate indebtedness to net capital		.33 to 1
Computation of basic net capital requirement:		
Minimum net capital requirement (greater of 6.67% of aggregate indebtedness or $100,000)	$	100,000
Net capital less greater of 10% aggregate indebtedness or 120% of minimum net capital required:	$	2,781,175
Reconciliation of the Company's computation		
Total Member's Equity as reported in FOCUS–II Report	$	15,762,455
Net audit adjustments		3
Adjusted Member's Equity	$	15,762,458
Aggregate indebtedness as reported in FOCUS–II Report	$	980,123
Net audit adjustments		(39,414)
Adjusted aggregated indebtedness	$	940,709

The accompanying computation of net capital pursuant to Rule 15c3-1 differs from the corresponding computation included in the Company's most recent unaudited FOCUS report due to immaterial rounding differences of $3 and a $39,414 difference in aggregate indebtedness related to an affiliate payable. This difference arises because the obligation is presented on a gross basis in the FOCUS report, whereas it is presented on a net basis within the "Due to affiliates" line item in the audited financial statements. There were no other differences between the two computations.

GAMMA SECURITIES LLC

(A wholly owned subsidiary of Gamma International Bank, Inc.)

SCHEDULE II - COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENT PURSUANT TO RULE 15C3-3

OF THE SECURITIES AND EXCHANGE COMMISSION

YEAR ENDED DECEMBER 31, 2025

The Company is exempt from Rule 15c3-3 under the provisions of Rule 15c3-3(k).

SCHEDULE III – INFORMATION RELATING TO POSSESION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3

OF THE SECURITIES AND EXCHANGE COMMISSION

YEAR ENDED DECEMBER 31, 2025

The Company is exempt from Rule 15c3-3 under the provisions of Rule 15c3-3(k)(2)(ii).



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
Gamma Securities LLC:

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Gamma Securities LLC (the "Company") identified the following provision of 17 C.F.R. § 240.15c3-3(k) under which Gamma Securities LLC claimed the following exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii): the Company, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and promptly transmits all customer funds and securities to the clearing broker or dealer, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of § 240.17a-3 and 240.17a-4, as are customarily made and kept by a clearing broker or dealer (the "exemption provision"), and (2) the Company stated that Gamma Securities LLC met the identified exemption provision throughout the most recent fiscal year ended December 31, 2025 without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about The Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Driven, PSC

Driven, P.S.C.

License No. 329 Expires December 1, 2027

Guaynabo, Puerto Rico

March 31, 2026

 

DPSC329-1772
GAMMA SECURITIES LLC

PO BOX 363343
San Juan Puerto Rico
00936-3343
T: (+1) 787 725 1500
www.drivenadvisors.com

GAMMA SECURITIES LLC

(A wholly owned subsidiary of Gamma International Bank, Inc.)

EXEMPTION REPORT PURSUANTTO RULE 17a-5

YEAR ENDED DECEMBER 31, 2025

Gamma Securities LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 5240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 5 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) We identified the followings provisions C.F.R. 5 240.15c3-3(k) under which the Company claims an exemption from 17 C.F.R. 5 240.1Sc3-3(k)(2)(ii) (The Company as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§ 240.17a- 3 and 240.1 7a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer — the exemption provision) and (2) we met the identified exemption provision through the year ended December 31, 2025 without exception.

Gamma Securities, LLC

I, Maria E De Jesús Carmona, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

FINOP

March 31, 2026



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING
FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Audit Committee and Member of
Gamma Securities LLC:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2025. Management of Gamma Securities LLC, (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Traced and compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Traced and compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part Ill for the year ended December 31, 2025, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2025, noting no differences;

3) Traced and compared any adjustments reported in Form SIPC-7 with supporting schedules and related schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Traced and compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

PO BOX 363343
San Juan Puerto Rico
00936-3343
T: (+1) 787 725 1500
www.drivenadvisors.com

To the Audit Committee and Member of
Gamma Securities LLC
Page 2

We were engaged by the Company to perform these agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board. We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Driven, P.S.C.

Driven, P.S.C.

License No. 329 Expires December 1, 2027

Guaynabo, Puerto Rico

March 31, 2026




DPSC329-1773
GAMMA SECURITIES LLC